SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                  --------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F   X     Form 40-F
                                         ---               ---



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No X
                                   ---        ---



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                  ---------------------.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated November 5, 2002, announcing that it will hold a telephone conference call at 4:00 p.m. (EST) on November 11, 2002, to present its third-quarter results for the period ended September 30, 2002.

News Release

FOR IMMEDIATE RELEASE

              WORLD HEART CORPORATION TO HOLD THIRD-QUARTER RESULTS
                        CONFERENCE CALL ON NOVEMBER 11TH


OTTAWA - November 5, 2002 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) will hold a telephone conference call to present its third-quarter results for the period ended September 30, 2002, on Monday, November 11, 2002.

The results will be released via Canada NewsWire and PR Newswire at approximately 2 p.m. (EST) on November 11th, and will be followed by a conference call at 4 p.m. (EST). Rod Bryden, President and Chief Executive Officer will host the call. Dr. Tofy Mussivand, Chairman and Chief Scientific Officer, and Ian W. Malone, Vice-President, Finance and Chief Financial Officer, will accompany him.

To participate in the conference call, please call 1-888-243-1119 ten minutes before the call begins. A recording of the presentation and question period will be available for review starting at 6:00 p.m. (EST) on November 11, 2002. The archived recording can be accessed by dialing 1-800-558-5253 and entering reservation number 20958232. It will be available until midnight on December 11, 2002.

World Heart Corporation is an Ottawa and Oakland-based, global medical technology company focused on the development and commercialization of fully-implantable, pulsatile Ventricular Assist Devices (VADs).

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
-------------------------------------

Michelle Banning
Manager, Corporate Communications
(613) 226-4278 x 2995, or
in Oakland, 510-563-4995
michelle.banning@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             World Heart Corporation


Date: November 6, 2002                     By: /s/ Ian Malone
                                              -------------------------
                                              Name:  Ian Malone
                                              Title: Vice President Finance and
                                                     Chief Financial Officer